Exhibit 2.2
AMENDMENT NO. 1 TO TRANSITION SERVICES AGREEMENT
     This AMENDMENT NO. 1, dated as of March 31, 2008 (this “Amendment”), to the Transition Services Agreement dated as of January 15, 2007 (the “TSA”), by and among VERIZON INFORMATION TECHNOLOGIES LLC., a Delaware limited liability company (“Supplier”), NORTHERN NEW ENGLAND TELEPHONE OPERATIONS LLC, a Delaware limited liability company (as successor to NORTHERN NEW ENGLAND TELEPHONE OPERATIONS INC., a Delaware corporation), ENHANCED COMMUNICATIONS OF NORTHERN NEW ENGLAND INC. (collectively “Buyers”), and FAIRPOINT COMMUNICATIONS, INC., a Delaware corporation (“FairPoint” and, after Closing, “Surviving Corporation”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the TSA, and all references to Articles and Sections herein are references to Articles and Sections of the TSA.
     In consideration of the premises and the mutual promises herein made, and in consideration of the agreements herein contained, the parties, intending to be legally bound hereby, agree as follows:
1. Amendment to Schedule A. Schedule A, Section VSO.RM.3 Fraud Prevention and Monitoring shall be amended to read in its entirety as follows:
DESCRIPTION — Fraud Prevention and Monitoring
Supplier will monitor Buyers’ Customers for fraudulent voice calling 24 hours per day — seven days a week (24/7). Supplier will monitor Buyers’ Customers utilizing a variety of methods that are currently used in the business including individual case analysis. Cases are related to individual customers that break thresholds for having a specific number or dollar of calls, or other unique calling pattern, within a designated test time period. When a threshold is broken and the alarm requires analysis:
a.	Supplier will investigate the service for fraud.

b.	Supplier will block all toll accesses (collect, bill-to-third, VZLD Calling Card, VZLD personal toll free and direct dial access) if fraud is verified in the reasonable judgment of Supplier.

c.	Supplier will also disconnect the end user’s local services if the account is found to be the subject of Subscription Fraud or ID Theft.

d.	The Supplier will attempt to call the customer for verification of calls and will attempt to notify the customer via phone call, letter, or computer- generated message that the customer telephone line has been blocked.

DESCRIPTION — Toll Abuses Monitoring
Supplier will systematically monitor Buyers‘ Customers’ toll usage utilizing a variety of methods that are currently used in the Business including individual case analysis.
For High Toll alarms, Supplier will provide a daily High Toll alarm report to Buyers. Supplier will not do any monitoring or investigation directly.
a.	Buyers may investigate toll alarm report and request blocking by written notice to Supplier (or via any mutually agreed upon interface established between the Parties).

b.	Buyers will handle any customer inquiries related to their request(s) for blocking/unblocking.

c.	Buyers will notify end user of block via letter (or whatever other or additional method they believe is required) and handle any inquiries related to the end user communication.

d.	Buyers will handle all customer interactions and/or issuance of fraud credits where they deem appropriate.
REQUIREMENTS
There are no specific service requirements for the Buyers beyond those in the Transition Service Agreement or Schedule A thereto.
2. Amendment to Schedule A. Schedule A, Section CORP TAX 1- Transaction Tax Preparation is hereby amended to read in its entirety as follows:
NOTE: This service is provided only for the local exchange telephone business of NNETO, and does not provide any transition support to any other portions of the Spinco Business.

DESCRIPTION
Supplier will assist NNETO with transaction tax compliance and tax accounting services on behalf of Spinco on a monthly basis.
a.	Supplier will prepare and file sales/use tax returns, Federal Excise Tax returns, and other transaction tax returns.

b.	Supplier will request NNETO personnel to process check requests and ACH credits on a timely basis.

c.	Supplier will review Use Tax reports for reasonableness.

d.	Supplier will perform transaction tax accounting services such as monthly accrual entries, account reconciliations and accrual analysis as currently performed.
ADDITIONAL REQUIREMENTS
a.	Supplier shall not be obligated to make any payments on behalf of NNETO.

b.	NNETO shall forward all tax-related correspondence to the Supplier tax department at One Verizon Way, VC533229, Basking Ridge, NJ, 07920.

c.	NNETO shall obtain all new exemption certificates from its exempt Customers made out to Spinco.

d.	NNETO shall provide new tax-exempt certificates to its new vendors.

e.	NNETO shall provide Supplier with Power of Attorney to sign returns and handle other matters associated with the transaction tax returns.

f.	NNETO shall provide state sales tax registration information as reasonably requested.

g.	Supplier will file state sales tax registrations if required by applicable law.
3. Amendment to Schedule A. (a) A new Transition Service is added to Schedule A, Corp. Sec. 1- Security. The description of the service is as follows:
Supplier will perform for the Buyers the services described below. These services are performed by Supplier’s affiliates’ Unlawful Call Center, Legal Compliance Team, the Electronic Surveillance Assistance Team, and the Security Control Center in support of Customers in the States of Maine, Vermont, and New Hampshire.
a.	The Verizon Unlawful Call Center (UCC) handles unlawful and unwanted calls from residence and business landline customers using either Call Trace or Trap services. The results of an Unlawful Call Center investigation shall be provided to law enforcement authorities only.

b.	The Verizon Legal Compliance Team (LC) will be the initial point of contact for processing legal requests, i.e., subpoenas, court orders and search warrants, as authorized by law. The requests processed by Legal Compliance are generally for basic telephone information including subscriber (name and address) and toll records.

c.	The Verizon Electronic Surveillance Assistance Team (ESAT) will process all court-ordered traps and traces, DNR/Pen Registers, Feature Checks, Caller ID, Title 3 Oral Intercepts, FISA Orders, CALEA Solutions and 48 Hour Emergency Court Orders in accordance with its existing practices as of the Closing Date.

d.	The Verizon Security Control Center (SCC) is a 24/7, 365-day operation that provides assistance to law enforcement as authorized by law with regard to Emergency/Life Threatening situations.

e.	Supplier will maintain the current Supplier TIPS 800 number to be used as the TIPS service is used just prior to Closing. Calls regarding the states of Maine, New Hampshire, and Vermont will be transferred to the Buyers’ new 800 number.

f.	Supplier will provide open investigation files on or promptly after Closing.
ADDITIONAL REQUIREMENTS
a.	Buyers shall be responsible for all Physical Security including but not limited to guard services, electronic card access, issuance of employee identification cards and all other physical security in the states of NH, ME, & VT.

b.	Buyers shall be responsible to provide instructions to Supplier as to handling of any requests other than initial requests and to monitor general compliance by Supplier with legal requests, i.e., subpoenas, court orders and search warrants. Buyers shall be responsible for all investigative services beginning at the Closing in the states of New Hampshire, Maine, and Vermont. Buyers shall be responsible to complete any outstanding investigations.

c.	Buyers shall be responsible to provide the Buyers’ own 800 number for employee and customer security referrals made through the Supplier’s TIPS line.

d.	Buyers shall be responsible for all telecommunication fraud investigations beginning at the Closing in the states of New Hampshire, Maine and Vermont. Buyers shall be responsible to complete all investigations outstanding at the Closing.

(b) A new Transition Service is added to Schedule A, ESG.SYS.1 Enterprise Solutions Group (ESG) Support. The description of the service is as follows:
DESCRIPTION
Supplier will provide Buyers with the systems’ access and administrative support for customer support functions for Buyers’ enterprise Customers. This service shall be provided for the existing enterprise contracts and services as well as the sale of new tariff services. New Individual Case Basis (ICB) contracts or custom sales will not be supported by Supplier. The service shall consist primarily of:
1.	Implementation management, consisting of the project management of activities related to the installation of ordered services.

2.	Technical service management, consisting of standard and custom reporting, SLA tracking and reporting, record keeping of network diagrams and designs. Supplier shall serve as an escalation point for trouble tickets when the standard process is not meeting Customer needs.

3.	Service management, consisting of Customer support for bill inquiries, account inquiries, claims and adjustment management and MAC (Move, Add and Change) orders. Supplier shall process these requests in its proprietary Portal and route them to Supplier’s wholesale support centers.

4.	Dedicated and internet order process. Supplier shall process dedicated and Internet orders to provision legacy Customers on the VSSI (Verizon Select Services Incorporated) platform.

5.	Post service sales bureau. Supplier shall process switched orders to provision Customers on the VSSI platform. Supplier will receive and process switched orders for ANI, Calling Card, Toll Free, Verified/Unverified Account Codes (VAC/UVAC), and Billing Group Numbers (BGN).

6.	VSSI billing Inquiry. Supplier shall take VSSI Customer calls and handle billing inquiries for both Bobco and NBBE billing platform.

7.	Project management services will be provided on complex and custom implementations. Custom/ICB projects that were started prior to commencement of transition period will be continued during transition and will be billed at the hourly rate of $100 per project manager hour. No new ICB projects will be supported during the transition. Only projects including tariffed services will be supported during the Transition Period.

8.	After Close, and subject to branding terms below and Additional Requirements 7-9 below, Supplier will permit former Verizon ILEC and former VSSI customers whose service agreements were assigned to Buyer at Close (“Buyer Customers”) to access the Verizon Business Customer Center Web-based electronic portal (“VBCC”) to view information provided by Buyer to Buyer Customers under such service agreements but not to provide any additional functionality. Buyer and Supplier will agree on the scope of such information.
a.	The VBCC portal will be branded with Verizon Marks as it is branded today.
ADDITIONAL REQUIREMENTS
1.	Buyers shall adhere to service standards as stipulated by the Public Utilities Commission and as otherwise reasonably requested by Supplier.

2.	Buyers shall have their own trained enterprise sales force prior to the beginning of this service.

3.	Buyers shall be prepared to fully support the CPE ordering, maintenance, and associated billing and other support services prior to the beginning of this service

4.	Supplier will deliver reasonably requested customer data to the Buyers pertaining to regulated services and associated billing records and profiles.

5.	Supplier will maintain legacy systems and processes used to support the Customer service function. Supplier will also provide user administration in support of system access.

6.	Supplier will maintain order volumes and relevant measurements to customer service functions.

7.	Buyers, and not Verizon or its affiliates, is responsible for compliance with FCC and State CPNI rules, including, without limitation, FCC pre-texting rules that became effective on 12/8/07 (“CPNI Rules”) and Supplier and its affiliates undertake no responsibility for such compliance by providing access to the VBCC to Buyers’ Customers or their users as permitted under this schedule;

8.	Buyers, and not Supplier or its affiliates, will authenticate users of Buyers’ Customers in accordance with the CPNI Rules and administer passwords for such users to access the VBCC that contains CPNI of Buyers’ Customers; and

9.	Buyers will defend, indemnify, and hold harmless Supplier and its affiliates and their respective directors, officers, and employees from any liability, costs, expenses, or damages that arise from a breach of 7 or 8 above.
4. Amendment to Schedule C. A new section entitled “Implementation of Schedule C Services”, is added at the end of Schedule C as follows:
The purpose of this section (the “Healthcare Implementation Section”) is to set forth in greater detail the understanding of Supplier, Buyers and FairPoint as to how the Schedule C Services would be implemented in actual operation with respect to matters pertaining to employee healthcare benefits comprising medical, dental, vision, prescription drug, and mental health (the “Healthcare Benefits”). Supplier, Buyers and FairPoint agree that this section does not in any way expand or reduce

(a)	the description of Schedule C Services;

(b)	the period of time over which such transition services would be provided in accordance with the terms of the TSA (the “Transition Services Period”);

(c)	the fees that would be payable by Buyers to Supplier in respect of the Schedule C Services; or

(d)	the allocation of the costs of any services provided by third-party vendors in connection with the provision of the Schedule C Services (the “Third- Party Services”).
To illustrate the application of subclause (d) above, consistent with the TSA, Buyers shall be directly responsible for, and shall pay, any additional costs incurred for Third-Party Services provided in connection with the provision of ancillary services in respect of the Healthcare Benefits, such as any actuarial, benefit center and consulting fees. Any costs in respect of Third-Party Services related to (i) the direct provision of such Healthcare Benefits or (ii) recordkeeping and administrative services with respect to processing claims and payments and reimbursements in respect of such Healthcare Benefits shall be factored into the costs payable in respect of such Healthcare Benefits, as described in greater detail below.
The intent of the Schedule C Services is to enable persons who are Eligible Healthcare Employees (as defined below) to be eligible to receive Healthcare Benefits on substantially the same basis as such Healthcare Benefits would have been available to such persons had NNETO continued to have been a wholly-owned indirect subsidiary of Verizon Communications Inc. (“Verizon”) during the Transition Services Period or the portion thereof during which Healthcare Benefits are to be provided in accordance with the TSA (the “Healthcare Transition Service Period”). “Eligible Healthcare Employees” shall mean:
(a)	any person who was an employee of NNETO at the closing date (the “Closing Date”) of the Agreement and Plan of Merger, dated as of January 15, 2007, by and among Verizon, Northern New England Spinco Inc. and FairPoint (the “Merger Agreement”) and who continues to be an employee of NNETO during the Healthcare Transition Services Period;

(b)	any person hired by NNETO after the Closing Date whose terms and conditions of employment are governed by a collective bargaining (a “Represented New Hire”), for so long as such person continues to be an employee of NNETO during the Healthcare Transition Services Period;

(c)	any person other than a Represented New Hire who becomes an employee of NNETO after the Closing Date, for the period during which such person continues to be an employee of NNETO;

(d)	any person described in any of the immediately-preceding subclauses of this sentence who has ceased to be an employee of NNETO, but (unless such person shall also be described in the immediately-following subclause) solely during the period of time during which such person is entitled to receive continuing Healthcare Benefits to the extent required by applicable law; and

(e)	any person who ceased to be an employee of NNETO during the Health Care Transition Services Period and who is eligible to receive Healthcare Benefits following termination of employment and during the Healthcare Transition Service Period pursuant to the terms of any plans and programs providing such Healthcare Benefits to such former NNETO employees that are similar to those applicable to NNETO employees and former employees at the Closing Date;
provided, however, that, (x) a person otherwise described in any of subclauses (a), (b), or (c) above shall not be deemed an Eligible Healthcare Employee unless his or her principal place of employment is in Maine, New Hampshire or Vermont for NNETO (the “Covered States”); (y) a person otherwise described in any of subclauses (d) or (e) above shall not be deemed an Eligible Healthcare Employee unless his or her last principal place of employment was in one of the Covered States, and (z) unless the context otherwise requires, the term Eligible Healthcare Employee shall also include any person who is an eligible dependent of an Eligible Healthcare Employee under the terms of the applicable plan, program or arrangement pursuant to which Healthcare Benefits are provided. In addition, to the extent that the employment of any person is transferred from NNETO to before the Closing Date, and such person would be an Eligible Healthcare Employee if ECNNE were substituted for NNETO in the above definition, then such person shall be treated for purposes of this Healthcare Implementation Section as an Eligible Healthcare Employee. Moreover, to the extent that, as a result of any transfer (whether the transfer is before, at or after Closing) of any portion of the employees, assets, business or operations of NNETO to another entity that becomes a majority-owned, direct or indirect, subsidiary or affiliate of FairPoint (a “NNETO Successor”) following the Closing Date, an Eligible Healthcare Employee ceases to be an employee of NNETO and becomes an employee of a NNETO Successor at any time during the Healthcare Transition Service Period (including following the period during which Supplier provides payroll services to the Buyers in accordance with the TSA), such person shall continue to be an Eligible Healthcare Employee. The preceding sentence shall not apply, however, unless Buyers shall provide Supplier or its designees any and all relevant payroll and other data with respect to such Eligible Healthcare Employees that is necessary to, or appropriate for, the provision of the Healthcare

Benefits in the same format as though all such Eligible Healthcare Employees continued to be employees of NNETO (or, if Buyers require that Supplier alter its payroll system other than to show such employees with a basic identifier other than “N-9”, then in such modified format as shall be acceptable to Supplier and its agents, in their sole discretion, and subject to Buyers bearing all incremental costs related to any necessary change in the form of data delivery by virtue of changing the N-9 identifier).
To implement the above-stated objective, Supplier and Buyers shall take any and all such actions as shall be necessary to enable the Eligible Healthcare Employees to be able to participate in the healthcare programs set forth in Appendix A hereto (the “Available Healthcare Options”). Such participation in such Available Healthcare Options shall be subject to the terms and conditions of the applicable plan, programs or arrangements, including, without limitation, the payment by any such Eligible Healthcare Employee of the relevant employee portion of the costs of such participation (the “Employee Healthcare Costs”). The specific Available Healthcare Option to be made available to a particular Eligible Healthcare Employee shall be determined in accordance with the terms of the applicable plans, policies and procedures, including any elections available to the Eligible Healthcare Employee in respect of the available coverage. Notwithstanding anything else contained herein, following the expiration of the Healthcare Transition Services Period, Supplier will cause to be processed in accordance with standard practices and procedures any claims incurred by any Eligible Healthcare Employee during the Healthcare Transition Services Period and submitted for review not later than 90 days(or such longer period provided under the healthcare plans as it was adopted by the Supplier) after the end of the Healthcare Transition Services Period (as determined in accordance with the TSA based on the Cutover Date for the Schedule C Services
In connection with the Healthcare Benefits, Supplier shall be responsible for all interaction and coordination with any third-party providers who will either provide the Healthcare Benefits (such as insurance carriers and health maintenance organizations) or any other Third-Party Services (including, without limitation, administrative, communication and/or recordkeeping services) in respect of the Healthcare Benefits. Except to the extent that any such third-party vendor shall otherwise require, all Third-Party Services necessary and appropriate to the provision of the Healthcare Benefits in respect of the Eligible Healthcare Employees, as determined by Supplier in its sole discretion, shall be provided pursuant to the contractual arrangements between such third parties and Supplier (and/or its affiliates), as the same may be amended from time to time.
The rates to be paid by Buyers in respect of the participation of each such Eligible Healthcare Employee in any of the Available Healthcare Options in which he or she is eligible to participate shall be determined by reference to the rate tables in Appendix A after the following criteria have been established or selected :

(a)	the plan in which the Eligible Healthcare Employee will then participate;

(b)	the available options under such plan and the particular elections of each affected Eligible Healthcare Employee from among such options;

(c)	the status of such Eligible Healthcare Employee, including as either an active employee, a retiree eligible for continued Healthcare Benefits, or a person eligible to elect continued coverage under applicable law;

(d)	whether and to what extent that an Eligible Healthcare Employee has elected to extend coverage to his or her eligible dependents; and

(e)	the entity or entities that are providing the applicable services, and the contracted rates applicable for such services.
The rates in respect of the Available Healthcare Options for participation by the Eligible Healthcare Employees during any portion of the Healthcare Transition Services Period occurring in 2008 is set forth on the rate tables shown in Appendix A. Such rates have been established based, as applicable, on (x) the fully insured premiums charged by the insurance carrier that has issued an insurance contract in respect of such Healthcare Benefits; (y) the fees charged by the health maintenance organization (“HMO”) or by any affiliated services only (“ASO”) administrator in respect of self-insured benefits; and (z) self insured premium equivalents determined by Supplier based on historical claim costs, projected healthcare cost trends and administrative expenses. In the event that the Healthcare Transition Services Period continues into calendar year 2009, in addition to the rates payable in respect of participation in 2009 of Eligible Healthcare Participants in the Available Healthcare Options, Buyers shall pay any and all incremental costs (whether billed to Supplier or Buyers) with respect to recordkeeping and administrative services if the Eligible Healthcare Employees cannot be included in an enrollment process for 2009 coverage that is substantially similar to that then used for similarly situated employees of Verizon and its affiliates. The rates for participation in 2009 by Eligible Healthcare Employees in the Available Healthcare Options shall be determined by Supplier in its reasonable judgment and in a manner consistent with that outlined above in respect of the rates set forth on Appendix A.
Supplier will bill Buyers, in advance, on a month-to-month basis for the costs of making the Healthcare Benefits available to Eligible Healthcare Employees based on the actual benefits coverages provided in respect of each such Eligible Healthcare Employee (and, if applicable, his or her eligible dependents) participating in an Available Healthcare Option based on his or her elected preferences at such date and the applicable rates for such coverage as specified in the applicable Annexes hereto, in each case in Supplier’s reasonable judgment by reference to its or its agent’s record keeping system.

5. Amendment of Section 3.2(c). The following sentences are added at the end of Section 3.2 (c):
“For greater certainty, any modification of a Transition Service or Supplier’s or its affiliates’ systems, necessary to comply with any governmental order approving the transactions described in the Merger Agreement or issued in connection with or contemporaneously with the Merger, shall be deemed a Service Modification for which Supplier will charge FairPoint, or Buyers post-closing, for Supplier’s or its affiliates’ time expended in the development or implementation of such modifications as Special Services. FairPoint, or Buyers after closing, will reimburse Supplier or its affiliates for their costs and out-of-pocket expenses in connection with such development and implementation.
6. Confirmation of TSA. Other than as expressly modified pursuant to this Amendment, all provisions of the TSA remain unmodified and in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the first date above written.

VERIZON INFORMATION TECHNOLOGIES LLC.
By:	/s/ Vandana Venkatesh
	Name:	Vandana Venkatesh
	Title:	VP & Associate General Counsel — IT

NORTHERN NEW ENGLAND TELEPHONE OPERATIONS LLC.
By:	/s/ Stephen E. Smith
	Name:	Stephen E. Smith
	Title:	Vice President

ENHANCED COMMUNICATIONS OF NORTHERN NEW ENGLAND INC.
By:	/s/ Stephen E. Smith
	Name:	Stephen E. Smith
	Title:	Vice President

FAIRPOINT COMMUNICATIONS, INC.
By:	/s/ Shirley J. Linn
	Name:	Shirley J. Linn
	Title:	Executive Vice President

Explanatory Note Regarding Appendices
     The following appendix was omitted pursuant to Item 601 (b)(2) of Regulation S-K. FairPoint agrees to furnish a copy of the omitted appendix to the SEC upon request.
     Amendment No. 1 to Transition Services Agreement, dated as of March 31, 2008, by and among Verizon Information Technologies LLC, Northern New England Telephone Operations LLC (as successor to Northern New England Telephone Operations Inc.), Enhanced Communications of Northern New England Inc. and FairPoint Communications, Inc.
•	Appendix A 2008 Northern New England Healthcare Rate Schedules